AMERICAN BANCORPORATION

                            1995 ANNUAL REPORT



American Bancorporation and Subsidiaries

FINANCIAL HIGHLIGHTS
(In thousands, except per share)     1995      1994      1993
Statement of Operations:
 Net Income. . . . . . . .       $   3,052 $   1,696 $   1,770
 Net Income per share. . .            1.95      1.13      1.18
Balance Sheet:
 Assets. . . . . . . . . . .     $ 353,995 $ 338,116 $ 276,390
 Deposits. . . . . . . . . .       292,665   292,341   248,040
 Loans - net . . . . . . . .       246,518   225,129   146,979
 Stockholders' equity. . .          28,012    26,193    24,158
  Book Value per share . .           17.90     16.74     16.03

QUARTERLY STOCK PRICE RANGES
1995:                                     High               Low
 Fourth. . . . . . . . .                23 1/2              20 1/2
 Third . . . . . . . . . .              23 1/2              19 1/2
 Second. . . . . . . . . .              21 1/2              14 3/4
 First . . . . . . . . . .              15 1/2              13 1/2

1994:                                     High               Low
 Fourth. . . . . . . . . .              18                  13
 Third . . . . . . . . . .              18 1/2              16
 Second. . . . . . . . . .              18 1/2              15 1/2
 First . . . . . . . . . .              19                  15 1/2

American Bancorporation is traded on the Nasdaq Stock Market under the ticker symbol AMBC.Per share data and stock prices have been retroactively restated to reflect a two for one stock split, which became effective March 16, 1994.

CORPORATE PROFILE
American Bancorporation (the "Company") is a registered Ohio bank holding company with its headquarters located in Wheeling, West Virginia. The Company was organized in 1966 for the purpose of developing a network of community oriented banks and companies engaged in activities closely related to commercial banking. At December 31, 1995, the Company owned two affiliate banks. The Wheeling National Bank ("WNB") serves its customers through seven full service offices located in Ohio County, Hancock County and Wetzel County, West Virginia. Columbus National Bank, ("CNB") serves its customers through eleven full service offices located in Belmont County, Harrison County, Guernsey County, Jefferson County and Franklin County, Ohio. CNB will be merged into WNB as of March 29, 1996.

In addition to the Banks, the Company operates three non-bank subsidiaries:
American Bancdata Corporation which provides electronic data processing services to the Company and the affiliate Banks, American Bancservices, Inc., which provides the Company's transfer agent services and American Mortgages, Inc. which originates and services mortgage loans.

The approximate number of common stockholders of record was 2,645 on January 31, 1996.

CONTENTS
Financial Highlights. . . . . . . . See above
Quarterly Stock Price Ranges. . . . See above
Corporate Profile . . . . . . . . . See above
Chairman's Letter . . . . . . . . . 1
Financial Statements. . . . . . . . 2 - 26
Independent Auditors' Report    . . 27
Five Year Selected Financial Data . 28
Management's Discussion and Analysis . . 29 - 42

THE CHAIRMAN'S LETTER

    TO OUR SHAREHOLDERS:

    For the year 1995 American Bancorporation recognized net income of $3,052,000 or $1.95 per share, compared to net income of $1,696,000 or $1.13 per share in 1994.

    Total assets at December 31, 1995 were $354 million, compared to $338 million at December 31, 1994.

    At December 31, 1995 total capital was $28,012,000, compared to $26,193,000 at December 31, 1994 and book value per common share at year end 1995 was $17.90, compared to $16.74 at year end 1994.

    At December 31, 1995 the allowance for loan losses to loans outstanding was 1.5%.

    At December 31, 1995 total nonperforming loans as a percentage of total loans stood at 0.8%.

    1995 was again a year of growth and accomplishment.

    At Columbus National Bank, on February 9, 1996, we closed the purchase of the Bank One deposits at Flushing and the Ohio Valley Mall.

    At Wheeling National Bank we again saw solid growth, an historic high in profits and historic lows in delinquencies and nonperforming assets.

    At the holding company we settled the Declaratory Judgment action in the U.S. Federal Court and are finishing the recalculation of benefits due retired employees.

    The merger of Columbus National Bank into Wheeling National Bank will be completed at the close of business Friday, March 29, 1996.

    We expect 1996 to be an excellent profit year.

    We deeply appreciate your continued strong support.

Sincerely,

Jeremy C. McCamic
Chairman and Chief Executive Officer


CONSOLIDATED BALANCE SHEET          American Bancorporation and Subsidiaries
December 31, 1995 and 1994

ASSETS                                              1995          1994
Cash and due from banks. . . . . . . . . . . . .$ 10,887,718  $ 10,704,396
Federal funds sold . . . . . . . . . . . . . .    11,469,000     3,924,000
Investment securities available for sale . . . 68,014,533 3,484,431 Investment securities held to maturity
   Market value 1994 - $74,419,000 . .                     -    78,189,252
Loans
   Commercial, financial and agricultural. . .    64,951,306    52,929,805
   Real estate mortgage. . . . . . . . . . . .   128,709,317   119,629,269
   Installment - net of unearned income. . . .    56,711,400    56,306,670
                                                 250,372,023   228,865,744
   Less allowance for loan losses. . . . . .       3,853,633     3,736,994
                                                 246,518,390   225,128,750
Premises and equipment - net . . . . . . . .       8,947,284     8,672,714
Accrued interest receivable. . . . . . . . .       2,065,832     2,018,778
Excess of cost over net assets acquired. . .       1,830,170     2,065,475
Other assets . . . . . . . . . . . . . . . .       4,261,848     3,927,839
       TOTAL ASSETS. . . . . . . . . . . . . . .$353,994,775  $338,115,635

LIABILITIES
Deposits
   Demand - non-interest bearing . . . . . . .  $ 31,792,609  $ 31,208,913
   Demand - interest bearing . . . . . . . . .    27,286,771    25,041,613
   Savings . . . . . . . . . . . . . . . . . .    98,977,637   117,684,912
   Time - under $100,000 . . . . . . . . . . .   116,370,529   104,302,859
   Time - over $100,000. . . . . . . . . . . .    18,237,061    14,102,360
       TOTAL DEPOSITS. . . . . . . . . . . . .   292,664,607   292,340,657
Short-term borrowings. . . . . . . . . . . . .    27,522,666    13,398,181
Accrued interest payable . . . . . . . . . . .     1,033,315     1,011,323
Other liabilities. . . . . . . . . . . . . . .     3,714,641     3,172,455
Notes payable and other long term debt . . . .     1,047,124     2,000,000
       TOTAL LIABILITIES . . . . . . . . . . .   325,982,353   311,922,616

STOCKHOLDERS' EQUITY
    Preferred stock. . . . . . . . . . .                   -             -
Common stock without par value, stated value $5
a share, authorized 6,500,000 shares, issued and
outstanding 1,564,837 in 1995 and 1994. . . . .    7,824,185     7,824,185
    Additional paid-in capital . . . . . . . .    10,301,982    10,301,982
    Retained earnings. . . . . . . . . . . . .     9,763,633     7,806,852
    Unrealized gain on securities
      available for sale, net. . . . . . . . . . .   122,622       260,000
     TOTAL STOCKHOLDERS' EQUITY. . . . . . . .    28,012,422    26,193,019
     TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY.                  $353,994,775  $338,115,635

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
Years ended December 31, 1995, 1994 and 1993

                                          1995          1994          1993
INTEREST INCOME
   Loans . . . . . . . . . . . . . . $ 21,929,265  $ 14,902,482  $ 14,590,143
   Investment securities
     Taxable interest income . . . . .  3,844,393     4,410,109     5,158,483
     Non-taxable interest income . .      144,316       163,039       212,519
     Dividends . . . . . . . . . . . .    207,773       148,027       142,479
                                        4,196,482     4,721,175     5,513,481
   Short-term investments. . . . . .      370,332       511,494       466,737
        Total interest income. . . . . 26,496,079    20,135,151    20,570,361
INTEREST EXPENSE
 Deposits
 Interest bearing demand . . . .          618,035       586,563       664,620
     Savings . . . . . . . . . . . . .  2,872,553     2,690,109     3,018,910
     Time - under $100,000 . . . . . .  5,303,309     3,368,774     3,877,336
     Time - over $100,000. . . . . . .  1,003,706       384,872       384,225
                                        9,797,603     7,030,318     7,945,091
 Borrowings
   Short-term borrowings . . . . . . .  1,275,187       145,622        63,737
   Notes payable and
     other long-term debt. . .             97,872        13,059             -
       Total interest expense. . . . . 11,170,662     7,188,999      8,008,828
   NET INTEREST INCOME . . . . . . . . 15,325,417    12,946,152     12,561,533
PROVISION FOR LOAN LOSSES. . . . . .      105,000       215,000        844,361
 Net interest income after provision
     for loan losses. . . . . . . . . .15,220,417    12,731,152     11,717,172
OTHER INCOME
     Service charges on
       deposit accounts . . .             735,514       661,492        689,656
     Insurance commissions . . . . .      119,017       113,619        123,925
     Net securities gains. . . . . .        3,261         2,634        219,030
     Other income. . . . . . . . . . .    822,467       284,122        416,452
        Total other income . . . . . .  1,680,259     1,061,867      1,449,063
OTHER EXPENSE
     Salaries and employee benefits. .  5,318,929     4,932,526      4,427,945
     Occupancy expense . . . . . . . .  1,048,541       843,095        792,907
     Furniture and equipment expense .  1,067,046     1,032,268      1,026,620
     Other expenses. . . . . . . . . .  4,656,170     4,407,160      4,149,160
        Total other expense. . . . . . 12,090,686    11,215,049     10,396,632
INCOME BEFORE INCOME TAXES . . . . . .  4,809,990     2,577,970      2,769,603
PROVISION FOR INCOME TAXES . . . . . .  1,757,823       881,651        999,152
NET INCOME . . . . . . . . . . . . . .$ 3,052,167   $ 1,696,319    $ 1,770,451
   Per Share:
       NET INCOME. . . . . . . . .    $      1.95   $      1.13    $      1.18

The accompanying notes are an integral part of these financial statements.

American Bancorporation and Subsidiaries
CONSOLIDATED STATEMENT
OF STOCKHOLDERS' EQUITY
Years ended December 31, 1995, 1994 and 1993
                                                                                 Unrealized gain
                                                     Additional                  on securities
                                       Common         paid-in         Retained   available for
                                       stock          capital         earnings     sale, net         Total
 Balance at January 1, 1993. . . . $  7,533,060     $  9,753,871    $ 5,853,972    $       -     $ 23,140,903
 Net Income. . . .                            -                -      1,770,451            -        1,770,451
 Cash Dividends ($0.50 per share). .          -                -       (753,306)           -         (753,306)
Balance at December 31, 1993 . . .    7,533,060        9,753,871      6,871,117            -       24,158,048
 Net Income. . . .                            -                -      1,696,319            -        1,696,319
 Cash Dividends ($0.50 per share).            -                -       (760,584)           -         (760,584)
 Proceeds from stockholder rights
  offering (58,225 shares). . . .        291,125          548,111             -            -          839,236
 Change in unrealized gain on
  securities available for sale, net           -                -             -      260,000          260,000
Balance at December 31, 1994 . . .     7,824,185       10,301,982     7,806,852      260,000       26,193,019
 Net Income. . . .                             -                -     3,052,167            -        3,052,167
 Cash Dividends ($0.70 per share). .           -                -    (1,095,386)           -       (1,095,386)
 Change in unrealized gain on
 securities available for sale, net            -                -             -     (137,378)        (137,378)
Balance at December 31, 1995 . . . $   7,824,185    $  10,301,982   $ 9,763,633    $ 122,622     $ 28,012,422

The accompanying notes are an integral part of these financial statements.

American Bancorporation and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31, 1995, 1994 and 1993

Operating Activities:                         1995          1994        1993
   Net income. . . . . . . . . . . . .   $ 3,052,167   $ 1,696,319 $ 1,770,451
   Adjustments to reconcile net
   income to net cash from operating activities:
    Depreciation . . . . . . . . . .         603,798       555,372     563,397
    Amortization of intangibles. . .         315,490       128,300     120,801
    Net amortization (accretion) of
     investment securities                   (74,137)      100,355     146,316
    Provision for loan losses. . . .         105,000       215,000     844,360
    Gain on sale of premises & equipment .         -        (2,975)    (92,295)
    Net gains on sale of
     investment securities                    (3,261)       (2,634)   (219,030)
  Change in assets and liabilities net of
   effects from the purchase of branch assets:
    Net (increase) decrease in accrued
     interest receivable . . . . .           (47,054)     (323,175)    481,340
    Net increase (decrease) in accrued
     interest payable.                        21,992        45,159    (254,603)
    Net (increase) decrease in other assets.(472,525)     (538,102)    670,667
    Net increase in other liabilities        414,762     1,449,798     108,279
    Net decrease from other
     operating activities                    106,740       346,907     350,619
          Net cash provided by
          operating activities. . . .      4,022,972     3,670,324   4,490,302
  Investing Activities:
    Purchase of branch assets,
     net of cash acquired.                         -    (4,487,905)          -
    Investment securities held to maturity:
    Proceeds from maturities
      and repayments.                     19,607,659    33,151,514  39,721,032
    Proceeds from sales.                           -             -  19,205,084
    Purchases. . . . . . . . . .          (8,272,273)  (22,380,352)(56,527,280)
    Investment securities available for sale:
    Proceeds from maturities
     and repayments                        6,692,533       106,400           -
    Proceeds from sales. . . . .           8,088,052     3,017,375           -
    Purchases. . . . . . . . . . .       (12,555,150)   (1,303,231)          -
    Net (increase) decrease in loans . . (21,494,640)  (15,034,412)  7,473,266
    Purchase of loans. . . . .                     -   (14,036,899)          -
    Purchase of premises and equipment      (828,810)   (1,323,607)   (586,989)
    Proceeds from sale of
      premises and equipment . .                   -       290,468     428,835
          Net cash provided (used)
            by investing activities .     (8,762,629)  (22,000,649)  9,713,948
  Financing Activities:
    Net increase in non-interest
     bearing demand deposits .               583,696     2,038,122     288,329
    Net increase (decrease) in interest
     bearing demand and savings deposits (16,462,117)   (9,384,462)  2,420,230
    Net increase (decrease) in
     time deposits . . .                  16,202,371     4,596,371 (15,669,736)
    Net increase (decrease)
     in short-term borrowings . . . .     14,124,485    11,789,434    (480,962)
    Principal repayment of
     long-term debt. . . . .              (1,002,433)            -           -
    Proceeds from issuance of
     long-term debt                                -     2,000,000           -
    Proceeds from stockholder
     rights offering                               -       839,236           -
    Cash dividends paid. . . . . . . .      (978,023)     (753,306)   (753,306)
          Net cash provided by (applied to)
           financing activities . . . .   12,467,979    11,125,395 (14,195,445)
  Net Increase (Decrease) in Cash
   and Cash Equivalents . .                7,728,322    (7,204,930)      8,805
  Cash and Cash Equivalents
   Beginning Balance. . . .              $14,628,396   $21,833,326 $21,824,521
  Cash and Cash Equivalents
   Ending Balance . . . . .              $22,356,718   $14,628,396 $21,833,326

Supplemental schedule of noncash investing and financing activities:
   The Company purchased certain branch assets and assumed
   certain liabilities.  In conjunction with the acquisition, the assets acquired and the liabilities assumed were as follows:
        Fair value of assets acquired. . $         -   $51,015,184 $         -
        Cash paid in the acquisition . . .         -    (4,782,680)          -
        Liabilities assumed. .                     -   (47,148,594)          -
         Excess of liabilities assumed
          over net assets acquired       $         -   $  (916,090)$         -
  Cash paid during the year for:
       Interest. . . . . . . . . . . . . $11,148,670   $ 7,046,161 $ 8,263,431
       Income taxes. . . . . . . . . .   $ 1,331,100   $ 1,228,000 $   661,490
  Non-cash investing and financing activities:
       Loan foreclosures and
        repossessions . . . .            $   149,810   $   281,603 $ 1,036,707
       Transfer of other real estate
        owned to premises and equipment  $         -   $         - $   279,263
       Transfer of premises and equipment
        to other real estate owned       $         -   $   549,566 $         -

 The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993

Note A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Bancorporation (the "Company"), which was organized in 1966, is a registered Ohio bank holding company with its headquarters located in Wheeling, West Virginia. The Company's wholly owned subsidiaries are Wheeling National Bank, Columbus National Bank, American Bancdata Corporation,
American Bancservices, Inc. and American Mortgages, Inc. The Company's subsidiaries primarily engage in commercial banking and mortgage banking.
The subsidiary banks branch offices are primarily located in the northern panhandle of West Virginia, and central and eastern Ohio.

The accounting and reporting policies of American Bancorporation and Subsidiaries (the "Company") conform to generally accepted accounting principles and with general practice within the banking industry. The following is a description of the significant policies.

Principles of Consolidation
The consolidated financial statements include the accounts of American Bancorporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Subsidiaries acquired in purchase transactions are included in the consolidated financial statements from the date of acquisition.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities
The Company has adopted a methodology for the classification of securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and are carried at fair value, with net unrealized gains and losses excluded from earnings and reported as a separate component of stockholder's equity, net of applicable income taxes. Investment securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. Gains and losses on sales of securities are recognized using the specific identification method.

The Company adopted Statement of Financial Accounting Standards ("SFAS")
No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994. The initial effect of adopting SFAS No. 115 in 1994 was an increase in shareholders' equity of $468,000, representing the net unrealized gain on securities available for sale.

In October 1994, the Financial Accounting Standards Board ("FASB") issued SFAS No. 119, "Disclosures about Financial Instruments and Fair Value of Financial Instruments". The Company adopted SFAS No. 119 as of January 1, 1995. The adoption of SFAS No. 119 had no material impact to the Company's financial position or results of operations.

NOTES TO CONSOLIDATED             American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

On December 1, 1995, the Company reclassified $66,965,000 of investment securities held to maturity to investment securities available for sale. The reclassification was in accordance with the FASB's special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" that permitted this one-time reassessment.

Loans
Loans are reported at their principal amounts, net of unearned income and the allowance for loan losses. Interest on loans is computed primarily on the principal balance outstanding. For loans not primarily secured by real estate or in the process of collection, the Company discontinues the accrual of interest when a loan is 90 days past due or collection of the interest is doubtful. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Income on discounted loans is principally recognized on the sum-of-the-months digits method, which approximates a level yield. Loan origination and commitment fees, as well as certain direct loan origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans via a method which approximates a level yield.

The Company grants commercial and industrial loans, commercial and residential mortgages and consumer loans to customers primarily in the northern panhandle of West Virginia, southwestern Pennsylvania and central and eastern Ohio. The Company's loan portfolio can be adversely impacted by downturns in the local economic and real estate markets as well as employment conditions.

On January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." SFAS No. 114 provided guidelines for measuring impairment losses on loans. A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's nonaccrual loans, which totalled $790,000 at December 31, 1995, are considered to be impaired loans. Average impaired loans during 1995 were $818,000. Under SFAS No. 114, impaired loans subject to the statement are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. The impairment reserve is established by either an allocation of the reserve for credit losses or by a provision for credit losses, depending on the adequacy of the reserve for credit losses. Included in impaired loans at December 31, 1995 were $489,000 that had a related impairment reserve of $172,000, and $301,000 that did not have a related reserve as a result of interest payments applied to reduce principal or credit losses previously taken on these loans. SFAS No. 118 permits existing income recognition practices to continue. During the year, the Company recognized $21,000 of interest revenue on impaired loans, all of which was recognized using the cash basis method of income recognition.

Allowance for Loan Losses
The determination of the balance in the allowance for loan losses is based on an analysis of the portfolio and reflects an amount which, in management's judgement, is adequate to provide for potential losses after giving consideration to the character of the portfolio, current economic conditions, past loss experience and such other factors that deserve current recognition. The regulatory examiners may require the Company to recognize additions to the allowances based upon their judgements about information available to them at the time of their examinations. The provision for loan losses is charged to current operations.

Mortgage Loan Servicing
Mortgage servicing fees received from permanent investors for servicing their loan portfolios are recorded on the accrual basis. Mortgage loan servicing includes collecting monthly mortgagor payments, forwarding payments and related accounting reports to investors, collecting escrow deposits for the payment of mortgagor property taxes and insurance, and paying taxes and insurance from escrow funds when due.

Purchased mortgage servicing rights are capitalized and amortized, as a reduction of servicing income, in proportion to, and over the period of, estimated net servicing revenue (undiscounted servicing revenues in excess of undiscounted servicing costs). In estimating future servicing revenues, management takes into consideration a number of factors including the current rate of anticipated prepayments of the underlying mortgage loans. Changes in the assumptions used could significantly affect management's estimates. If actual results differ significantly from those estimated by management, adjustments to the carrying value of purchased mortgage servicing rights could occur.

In May, 1995 the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights". SFAS No. 122 amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities" by requiring that a mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans recognize those rights as separate assets by allocating the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. In addition, SFAS No. 122 requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. This pronouncement is to be applied prospectively in fiscal years beginning after December 15, 1995. The Company currently estimates that the effects of the adoption of SFAS No. 122 will not be material to the Company's financial condition or results of operations.

Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method, distributing the cost of premises over an estimated useful life of twenty to fifty years and the cost of equipment over an estimated useful life of three to fifteen years.

Excess of Cost over Net Assets Acquired
Excess of cost over net assets acquired include both goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over a period of twelve to thirty years. Core deposit intangibles are being amortized over a period of five to twelve years.

Other Real Estate Owned
Other real estate owned in connection with loan settlements, including real estate acquired, is stated at the lower of estimated fair value less estimated costs to sell, or the carrying amount of the loan. Declines in market value that might occur between appraisal dates are charged directly to operations. Decreases in fair value between annual appraisals, net gains or losses on the sale of other real estate owned, and net direct operating expense attributable to these assets are included in other income/other expense. Other real estate owned is included in other assets.

Income Taxes
The Company and its subsidiaries file a consolidated Federal income tax
return.   The Company retroactively adopted SFAS No. 109, "Accounting for
Income Taxes" in 1993. SFAS No.109 required a change from the deferred method of accounting for income taxes of Accounting Principles Bulletin ("APB") Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pension Plan
Pension costs, based on actuarial computations, are charged to expense and funded as incurred. (See Note R "Pension Plan and Profit Sharing 401(k) Savings Plan").

Per Share Data
Per share data is computed based upon the weighted average number of common shares outstanding. The weighted average number of shares used in the calculation was 1,564,837 for 1995, 1,506,771 in 1994 and 1,506,612 in 1993.

Earnings per share, dividends per share and book values per share have been restated to reflect a two for one stock split which was approved by the Board of Directors in February, 1994, and became effective March 16, 1994.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates are used when accounting for allowance for loan losses, realization of deferred tax assets, fair values of certain assets and liabilities, determination and carrying value of impaired loans, carrying value of other real estate, carrying value and amortization of intangibles, and employee benefit plans.

Reclassifications
Certain prior year financial information has been reclassified to conform to the presentation in 1995.

Note B-BRANCH ACQUISITION
On December 8, 1994, the Company, through its subsidiaries Columbus National Bank ("CNB") and American Mortgages, Inc., ("AMI"), acquired certain assets and assumed certain liabilities of Buckeye Savings Bank ("Buckeye"), a wholly owned subsidiary of Crown Bank, F.S.B., headquartered in Casselberry, Florida.


NOTES TO CONSOLIDATED               American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

CNB assumed liabilities totalling $46.5 million, including deposits totalling $46.4 million, and purchased the premises and equipment of the St. Clairsville and Steubenville, Ohio branch offices of Buckeye. CNB also acquired assets with a fair value of $50.2 million, including loans (primarily mortgage loans) totalling $47.9 million, including $0.4 million allowance for loan losses.
CNB paid a $916,000 premium based on core deposits. The premium based on core deposits is being amortized over a period of eight years.

AMI acquired the mortgage servicing rights to loans totalling $81.6 million for $570,000 and certain fixed assets totalling $210,000.

Note C-CASH AND DUE FROM BANKS
The subsidiary banks of the Company are required to maintain with a Federal Reserve bank reserve balances based principally on deposits outstanding. Balances maintained are included in cash and due from banks. The required reserves were approximately $300,000 at December 31, 1995 and December 31, 1994.


Note D-INVESTMENT SECURITIES

Securities Available for Sale

The amortized cost and approximate market value of investment securities available for sale at December 31, 1995 and 1994 is summarized as follows:

                                                      1995
                                                Gross       Gross
                                   Amortized  Unrealized  Unrealized   Market
                                     Cost        Gains      Losses      Value
United States Treasury . . . . . .$18,405,901 $  37,418  $  73,818   $18,369,501
United States Federal agencies . . 16,800,763    66,736     88,762    16,778,737
United States agency mortgage-
 backed securities.                25,891,941    21,305    356,091    25,557,155
States and political subdivisions.  1,882,261   276,089        141     2,158,209
Other. . . . . . . . . . . . . . . .   10,000         -          -        10,000
   Total Debt Securities . . . . . 62,990,866   401,548    518,812    62,873,602
Equity securities. . . . . . . . . .4,939,431   201,500          -     5,140,931
Total Securities
 Available for Sale  . .          $67,930,297  $603,048   $518,812   $68,014,533



                                                      1994
                                                Gross       Gross
                                   Amortized   Unrealized Unrealized   Market
                                     Cost        Gains      Losses      Value
Equity securities. . . . . . . .  $ 3,224,431  $ 260,000  $      -   $ 3,484,431
Total Securities
 Available for Sale  . . . .      $ 3,224,431  $ 260,000  $      -   $ 3,484,431


NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

Securities Held to Maturity

The amortized cost and approximate market value of investment securities held to maturity at December 31, 1994 is summarized below. There were no securities held to maturity at December 31, 1995.

1994
                                                 Gross       Gross
                                   Amortized  Unrealized   Unrealized   Market
                                      Cost       Gains       Losses     Value
United States Treasury . . . .    $27,585,550  $  1,073   $  959,981 $26,626,642
United States Federal agencies . . 12,594,218       692      641,548  11,953,362
United States agency mortgage-
 backed securities                 35,907,079     1,533    2,328,772  33,579,840
States and political subdivisions. .2,092,405   163,856        6,522   2,249,739
Other. . . . . . . . . . . . . . .     10,000         -          664       9,336
   Total Investment Securities . .$78,189,252  $167,154   $3,937,487 $74,418,919

The amortized cost and approximate market value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Amortized          Market
                                                 Cost              Value
       Due in one year or less . .             $11,321,585      $11,365,400
       Due after one year through five years    20,644,627       20,551,239
       Due after five years through ten years.  15,816,984       15,874,219
       Due after ten years . . . .              15,207,670       15,082,744
                                               $62,990,866      $62,873,602


Proceeds from the sale of securities available for sale for the years ended December 31, 1995 and 1994 were $8,088,052 and $3,017,375, respectively. Gross realized gains on the sale of securities available for sale were $33,171 in 1995 and $6,915 in 1994. Gross realized losses on the sale of securities available for sale were $29,910 in 1995 and $4,281 in 1994.

There were no sales of investment securities held to maturity in 1995 and 1994. Proceeds from the sale of investment securities held to maturity, gross realized gains and gross realized losses for the year ended December 31, 1993 were $19,205,084, $335,565 and $116,535, respectively.

At December 31, 1995 the book value of securities pledged to secure public deposits or for other purposes required or permitted by law aggregated $17,370,000.

NOTES TO CONSOLIDATED               American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

Note E-NONPERFORMING ASSETS
Nonperforming assets consist of nonaccrual loans, restructured loans, past due loans and other real estate owned. Nonaccrual loans are loans on which interest recognition has been suspended until realized because of doubts as to the borrowers' ability to repay principal or interest. Restructured loans are loans where the terms have been altered to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Past due loans are accruing loans which are contractually past due 90 days or more as to interest or principal payments. The following summarizes the nonperforming assets at December 31:

                                  1995          1994          1993
  Nonperforming loans
   Nonaccrual. . . . . . .    $   790,000   $ 1,214,000   $ 2,188,000
   90 days past due. . . .        609,000       766,000       601,000
   Restructured. . . . . .        666,000       610,000       709,000
                              $ 2,065,000   $ 2,590,000   $ 3,498,000
  Other real estate owned.        575,000       682,000       699,000
    Total. . . . . . . . . . .$ 2,640,000   $ 3,272,000   $ 4,197,000

There were no commitments to advance additional funds to such borrowers at December 31, 1995. Gross interest income that would have been recorded if nonaccrual loans and restructured loans had been current and in accordance with their original terms approximated $85,000, $140,000 and $211,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Interest recognized on such loans approximated $21,000, $8,000 and $18,000 for the years ended December 31, 1995, 1994 and 1993, respectively.


Note F-RELATED PARTY TRANSACTIONS
At December 31, 1995, receivables, both direct and indirect, from persons related to the Company and subsidiaries as directors, executive officers or principal shareholders, exclusive of loans to such persons which in the aggregate do not exceed $60,000, approximated $1,750,000. Other changes reflect loans to persons which no longer exceed $60,000. The following is an analysis of the activity with respect to such loans for the year ended December 31, 1995:

      Aggregate outstanding balance at January 1, 1995    $ 1,466,000
         Additions . . . . . . . . . . . . . .                390,000
         Retirements . . . . . . . . . . . . .               (200,000)
         Other changes . . . . . . . . . . . .                 94,000
      Aggregate outstanding balance at December 31, 1995  $ 1,750,000


NOTES TO CONSOLIDATED               American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

Note G-ALLOWANCE FOR LOAN LOSSES
 An analysis of the allowance for loan losses follows:

Years ended December 31,                     1995         1994        1993
   Balance at beginning of year. . . . .   $3,736,994   $3,543,743  $3,681,120
    Allowance acquired in loan
     purchase (see Note B) .                        -      410,763           -
    Provision for loan losses. . . . .        105,000      215,000     844,361
    Loans charged-off. . . . . . . . .       (363,381)    (837,667) (1,333,960)
    Less recoveries. . . . . . . . . .        375,020      405,155     352,222
     Net loans (charged-off) recovered         11,639     (432,512)   (981,738)
   Balance at end of year. . . . . . . .   $3,853,633   $3,736,994  $3,543,743

Note H-MORTGAGE LOAN SERVICING
The unamortized cost of purchased mortgage servicing rights totalled $490,000 and $570,000 at December 31, 1995 and 1994, respectively.

At December 31, 1995 and 1994 the Company was servicing loans for others amounting to $74,586,000 and $80,374,000, respectively. In connection with these loans serviced for others, the Company held advances by borrowers for taxes and insurance in the amount of $1,311,000 at December 31, 1995 and $1,357,000 at December 31, 1994.

Note I-PREMISES AND EQUIPMENT
A summary of premises and equipment and accumulated depreciation and amortization follows:

December 31,                          1995            1994
Premises and Equipment
 Buildings . . . . . . . . . . . . $ 6,664,298     $ 6,695,479
 Equipment . . . . . . . . . . . .   4,681,706       4,282,489
 Leasehold improvements. . . . .       743,464         479,556
                                    12,089,468      11,457,524
 Less accumulated depreciation
    and amortization . . . . . . .   5,779,089       5,262,285
                                     6,310,379       6,195,239
 Land. . . . . . . . . . . . . . .   2,636,905       2,477,475
                                   $ 8,947,284     $ 8,672,714

Depreciation and amortization of premises and equipment charged to expense for the years ended December 31, 1995, 1994 and 1993 was $604,000, $555,000 and
$563,000 respectively.

NOTES TO CONSOLIDATED              American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

At December 31, 1995 the Company and certain subsidiaries were obligated under various noncancellable operating leases for premises and equipment. The leases, expiring at various dates to 2005, generally provide options to renew and to purchase at fair value and require payment of taxes, insurance and maintenance costs. Total rental expense for all operating leases for the years ended December 31, 1995, 1994 and 1993 was $643,000, $477,000 and $408,000
respectively. Future minimum payments under operating leases were as follows at December 31, 1995:

           1996. . . . . . . . . . . .        $  535,000
           1997. . . . . . . . . . . .           288,000
           1998. . . . . . . . . . . .           270,000
           1999. . . . . . . . . . . .           144,000
           2000. . . . . . . . . . . .            78,000
           After 2000. . . . . . . . .           622,000
           Total minimum lease payments  . . .$1,937,000

Note J-NOTE PAYABLE, SHORT TERM AND LONG TERM BORROWINGS

Short Term Borrowings
The following summarizes the short term borrowings at December 31:

                                             1995          1994
 Securities sold under
  repurchase ageeements . . .             $ 2,355,000   $        -
 Treasury tax and loan notes . . . .          167,666       998,181
 Federal Home Loan Bank advances . . .     25,000,000    12,400,000
   Total short term borrowings . . . . .  $27,522,666   $13,398,181

Securities subject to repurchase agreements are retained by the Company's custodian under written agreements that recognize the customer's interests in the securities. The subsidiary banks have agreements with their respective Federal Reserve district banks to be authorized treasury tax and loan depositories. The subsidiary banks, Wheeling National Bank ("WNB") and Columbus National Bank ("CNB") are members of the Federal Home Loan Bank (the "FHLB") in the Pittsburgh and Cincinnati districts, respectively. The FHLB advances mature in January, 1996.

The following table summarizes information regarding the Federal Home Loan Bank advances:

 Years ended December 31,                          1995            1994
 Balance, end of year. . . . . . . . . .        $25,000,000     $12,400,000
 Weighted average interest rate, end of year .         5.76%           6.45%
 Average amount outstanding during the year. . . 20,277,006       2,270,137
 Weighted average interest rate during the year. . . . 6.08%           5.28%
 Maximum amount outstanding at any month end . . 25,000,000      12,400,000

NOTES TO CONSOLIDATED                American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

Notes Payable and Other Long Term Borrowings
The following summarizes notes payable and other long term borrowings at December 31:

                                              1995              1994
 Variable rate note, due December 1996 .  $ 1,000,000      $  2,000,000
 Capitalized lease obligations . . .           47,124                 -
                                          $ 1,047,124       $ 2,000,000

The variable rate term note had a weighted average interest rate of 7.76% and 9.93% at December 31, 1995 and 1994, respectively.

Note K-FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
In the normal course of business the Company enters into contractual commitments involving financial instruments with off-balance-sheet risk.
These financial instruments include commitments to extend credit, commercial letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, commercial letters of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance-sheet risk. A summary of off-balance-sheet financial instruments at December 31, 1995 and December 31, 1994 is as follows:

  Financial instruments whose contract amounts represent credit risk:

                                           Contract Amounts
                                        1995          1994
  Commitments to extend credit. . .  $30,721,000   $21,045,000
  Standby letters of credit . .           96,000        96,000
  Commercial letters of credit.          778,000       533,000

Commitments to extend credit, approximately $453,000 at December 31, 1995 and $1,013,000 at December 31, 1994, of which are dealer floor plan lines, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments, except dealer floor plan lines, are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. A majority of the commitments extended by the Company have either variable interest rates or are revolving credit card commitments which have a fixed interest rate. An adverse movement in market interest rates is not deemed to be a significant risk on the outstanding commitments at December 31, 1995.

NOTES TO CONSOLIDATED             American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993


Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commercial letters of credit are issued by the Company specifically to facilitate trade or commerce. The credit risk involved in issuing letters of credit is essentially the same as that in extending loan facilities to customers.

Note L-FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities and Federal Funds Sold
The carrying amounts for federal funds sold approximate fair value as they mature in 90 days or less. The fair value of investment and mortgage-backed securities is based on quotations from an independent investment portfolio accounting service.

Loans
Fair values are estimates for portfolios of loans with similar financial characteristics. Loans are segregated by type and include commercial, real estate mortgage and installment loans. Each loan category is further segmented into fixed and adjustable rate terms, for purposes of estimating their fair value.

The carrying values approximate fair value for variable rate loans which reprice frequently, provided there has been no change in credit quality since origination. Book value also approximates fair value for loans with a relatively short term to maturity, provided there is little or no risk of default before maturity and the disparity between the current rate and market rate is small. Any mark-to-market adjustment for these short-term loans would be insignificant. This estimation methodology is applied to the Company's demand loans, lines of credit and credit card portfolios.

The fair value of all other performing loans is calculated by discounting scheduled cash flows through the estimated maturity using the rates currently offered for loans of similar remaining maturities. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value reflects market prepayment estimates.

NOTES TO CONSOLIDATED             American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993


The fair value of nonperforming loans is calculated by discounting carrying values adjusted for specific reserve allocations through anticipated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

The installment loan portfolio includes credit card loans. The fair value estimate of credit card loans is based on the value of existing loans at December 31, 1995. This estimate does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

Deposits and Other Liabilities
Under SFAS No. 107, the fair value of deposits with no stated maturity, such as demand and savings accounts, is equal to the amount payable on demand as of December 31, 1995. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings
The Company's short-term and long-term borrowings are variable rate, thus fair values are based on carrying amounts since these borrowings reprice frequently as market rates change.

Off-Balance-Sheet Financial Instruments
The Company's off-balance-sheet financial instruments are comprised of commitments to extend credit, 90% of which are lines of credit and credit cards. These commitments to extend credit generally are not sold or traded and estimated fair values are not readily available. The fair value of commitments to extend credit can be estimated by discounting the remaining contractual fees over the term of the commitment using the fees currently charged to enter into similar agreements. Considering the current economic environment and the creditworthiness of the counterparties in the portfolio, the Company believes that such a calculation would not indicate a material calculated fair value.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market data and information about each financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets include property, plant and equipment.

NOTES TO CONSOLIDATED             American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993


The following table represents carrying values and estimated fair values of the Company's financial instruments as of December 31, 1995 and 1994:

                                     1995                     1994
                           Carrying      Estimated    Carrying     Estimated
                            Value        Fair Value     Value       Fair Value
FINANCIAL ASSETS
 Federal Funds Sold. . . $ 11,469,000  $ 11,469,000  $  3,924,000  $  3,924,000
 Investment Securities
    available for sale .   68,014,533    68,014,533     3,484,431     3,484,431
 Investment Securities
    held to maturity . . . .        -             -    78,189,252    74,418,919

 Loans Receivable:
  Commercial . . . . . .   64,951,306    64,410,657    52,929,805    51,997,428
  Real Estate Mortgage .  128,709,317   128,561,576   119,629,269   119,113,157
  Installment. . . . . .   56,711,400    55,552,463    56,306,670    55,499,243
    Total Loans. . . . .  250,372,023   248,524,696   228,865,744   226,609,828
  Allowance for
    Loan Losses. . . .     (3,853,633)            -    (3,736,994)            -

     Net Loans . . . . .  246,518,390   248,524,696   225,128,750   226,609,828

FINANCIAL LIABILITIES
 Fixed Maturity Deposits (1)
   Time Deposits . . . .  134,607,590   135,642,531   118,405,219   118,646,212

 Short-term Borrowings . . 27,522,666    27,522,666    13,398,181    13,398,181
 Notes payable and other
         long-term debt.    1,047,124     1,047,124     2,000,000     2,000,000



(1) SFAS No. 107 defines the estimated fair value of deposits with no stated maturity, which included demand deposits, money market and other savings accounts, to be equal to the amount payable on demand. Therefore, the balances of the Company's $158.1 million and $173.9 million of such deposits at December 31, 1995, respectively, are not included in this table.


NOTES TO CONSOLIDATED           American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

Note M-STOCKHOLDERS' EQUITY
The Company has authorized 200,000 shares of $100 par value preferred stock issuable in series. No shares of preferred stock were issued or outstanding at December 31, 1995 and 1994.

On December 31, 1994, the Company issued 58,225 shares of common stock through a stockholder rights offering with net proceeds to the Company of $839,000.

Note N-DIVIDEND RESTRICTIONS
Dividends declared by the Company may be substantially provided from subsidiary bank dividends. The payment of dividends by bank subsidiaries is subject to various restrictions imposed under banking regulations. For national banks, surplus in an amount equal to capital stock is not available for dividends and prior approval of the Comptroller of the Currency is required if total dividends declared exceed the total (defined) net profits from the beginning of the current year to the date of declaration, combined with the retained net profits of the preceding two years.

Note O-INCOME TAXES
Total income tax provision (benefit) for the three years ended December 31, 1995 was allocated as follows:

                                               1995         1994         1993
  Income from operations . . . . . .        $1,757,823   $  881,651   $ 999,152
  Shareholders' equity for the tax effect
    of net unrealized losses on securities
    available for sale . . . . . .            ( 38,349)           -           -
                                            $1,719,474   $  881,651   $ 999,152

The composition of the provision for income taxes from operations for the three years ended December 31, 1995 follows:

                                               1995         1994        1993
Federal Income Taxes
     Current . . . . . . . . . . . .        $1,216,425   $1,023,837   $ 914,387
     Deferred. . . . . . . . . . .             301,680     (302,380)   (102,027)
     Provision for federal income taxes. . . 1,518,105      721,457     812,360
State. . . . . . . . . . . . . . .             239,718      160,194     186,792
   Provision for income taxes               $1,757,823   $  881,651   $ 999,152


NOTES TO CONSOLIDATED               American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

The following is a reconciliation of federal income tax expense to the amount computed at the statutory rate:

                                         1995     1994      1993
Pre-tax income at statutory rate . . $1,635,397 $ 876,510 $ 941,665
Increase (decrease) resulting from:
 Tax exempt income . . . . . . . .      (45,476)  (51,385)  (69,066)
 Dividends received deduction. . .      (30,940)  (30,940)  (30,940)
 Amortization of goodwill and
   other intangibles.                    40,627    41,161    32,442
 State tax provision  (net of
   federal tax benefit) . . . .         (81,503)  (54,466)  (61,741)
 Other . . . . . . . . . . .                  -   (59,423)        -
 Provision for federal income taxes. $1,518,105 $ 721,457 $ 812,360

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 1995, 1994 and 1993 consist of the following:
                                         1995      1994        1993
Deferred tax assets:
 Loan loss reserves. . . . . . . .   $  772,573  $  822,621  $  896,030
 Equity securities . . . . . . .        236,980     217,090     305,490
 Investment securities . . . . .         38,349           -           -
 Pension plan. . . . . . . . . .        242,799     207,599      47,799
 Cash basis accounting . . .                  -      55,157           -
 Real estate owned . . . . . . .          6,967      83,842           -
                                      1,297,668   1,386,309   1,249,319
Deferred tax liabilities:
 Fixed assets. . . . . . . . . .        169,040     174,513     229,515
 Cash basis accounting . . . . . .      125,640           -       7,870
 Other . . . . . . . . . . . . .         43,199       8,566      22,684
                                        337,879     183,079     260,069
Net deferred tax asset before
 valuation allowance . . . . . . .      959,789   1,203,230     989,250
Valuation allowance. . . . . . .        236,980     217,090     305,490
Net deferred tax asset . . . . . .   $  722,809  $  986,140  $  683,760


The net deferred tax asset recorded under SFAS No. 109 is expected to be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income. The valuation allowance increased in 1995 by $19,890 as a result of the decrease in equity securities market value. In 1994, the valuation allowance decreased by $88,400 as a result of the increase in equity securities market value. Since no net deferred tax benefit was recorded on the initial writedown of the asset, due to its capital nature, no tax expense was recorded in 1994 on its recovery.

NOTES TO CONSOLIDATED           American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

Note P-OTHER EXPENSES
Amounts included in other expenses are as follows for the years ended December 31, 1995, 1994 and 1993:

                                 1995        1994        1993
Credit card expenses . . .   $  315,340  $  281,433  $  203,519
Data processing. . . . . .      389,533     246,397     277,802
FDIC assessment. . . . . .      429,066     615,326     710,427
Other real estate. . . . .        4,497     387,797     144,232
Postage. . . . . . . . . .      312,186     261,615     247,183
Professional fees. . . . .      640,832     556,158     548,882
Stationery and supplies. .      380,237     309,588     337,541
Taxes other than on income      356,259     266,140     293,922
Telephone. . . . . . . . .      272,546     225,583     216,354
Other (each less than
     1% of income) . . . . .  1,555,674   1,257,123   1,169,298
                             $4,656,170  $4,407,160  $4,149,160

Note Q-CONTINGENCIES
The undercapitalized status of the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") has resulted in the introduction of federal legislation to recapitalize the SAIF. If enacted, the legislation would require Bank Insurance Fund ("BIF") members like CNB, who have participated in FDIC Act Section 5(d)(3) ("Oakar") transactions, to pay a one-time charge of between 75 and 85 basis points on 80% of Oakar deposits as of March 31, 1995. This could result in a one-time assessment, based on total Oakar deposits of $46.5 million at March 31, 1995, of approximately $279,000 to $316,000, which would reduce net income by approximately $184,000 to $209,000.

NOTES TO CONSOLIDATED             American Bancorporation & Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1993 and 1992

Note R-PENSION PLAN AND PROFIT SHARING 401(K) SAVINGS PLAN
Effective January 1, 1989, the Company established the American Bancorporation Pension Plan (the "Plan"). This non-contributory defined benefit plan covers all eligible employees of the Company and its banking and non-banking subsidiaries. Benefits are based on employees' years of service and compensation. The following table sets forth the Plan's funded status as of December 31, 1995 and 1994:

                                           1995                1994
Actuarial present value of
accumulated benefits obligation:
     Vested. . . . . . . . . . . . . . .$ 1,476,327         $   935,656
     Non-vested. . . . . . . . . . . .            -                   -
                                        $ 1,476,327         $   935,656

Plan assets at fair value;
  primarily marketable securities . . . $ 1,078,502         $ 1,173,289
Projected benefit obligation . . . . . . .1,476,327             935,656
Plan assets (less than) in excess
  of projected benefit obligation. . . . . (397,825)            237,633
Unrecognized net transition asset. . .            -                   -
Prior service cost not yet recognized
  in net periodic pension cost . . . . . . . . . .-                   -
Unrecognized net loss. . . . . . . . .            -             109,419
     (Accrued) prepaid pension costs . .$  (397,825)        $   347,052

Net pension costs, for the three years ended December 31, 1995, included the following components:

                                        1995        1994         1993
Service cost - benefits earned
   during the period . .              $      -    $      -     $       -
Interest cost on projected
   benefit obligation                   66,253      65,832        72,392
Actual return on plan assets . . .     (41,162)        821           362
Net amortization and deferral. . .     (39,854)    (83,867)     (111,121)
Net periodic pension cost. . . . . .  $(14,763)   $(17,214)    $ (38,367)


The discount rate used in determining the projected benefit obligation in 1995, 1994 and 1993 was 6.25%, 5.75% and 5.75%, respectively. The expected long-term rate of return on plan assets for each of the years ending in 1995, 1994 and 1993 was 7.00%.

The 1994 prepaid pension cost reflects the impact of a plan curtailment, as determined without consideration of any additional benefit obligation due Plan participants as a result of the claim discussed below, resulting from the Company's freezing of benefits of the Plan. Recognition of the prepaid pension cost and any related impact on the Statement of Operations resulting from the curtailment was deferred through December 31, 1994.


NOTES TO CONSOLIDATED               American Bancorporation & Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1993 and 1992

In 1993, due to the continuation of the claim noted below, the Company notified the plan participants that the planned termination of the Plan was rescinded; however, the amendment to freeze all benefit accruals and fully vest all participants in the benefits accrued to them as of December 31, 1992 remains in effect at December 31, 1995.

A claim was made against the Plan during 1992 by a former employee (the "Claimant"), alleging additional benefits due him under the Plan. The Administrator of the Plan denied the claim. The Claimant filed an appeal which was also denied by the Administrator. Because a dispute existed over the computation of benefits, the Plan Administrator commenced a civil action in the United States District Court, seeking a declaratory judgment that the determination of the Plan Administrator that additional benefits were not due under the terms of the Plan was correct. The Claimant filed a Motion for Summary Judgment asserting a claim for additional benefits. The District Court granted the Claimant's Motion for Summary Judgment. The Plan Administrator appealed this decision. Prior to the Court ruling on the appeal, all parties agreed as to the method of computing the benefit due the claimant. The Court found that the computation was made pursuant to the pertinent Plan provisions and approved a joint motion by the parties to dismiss the action. As a result, during 1995 the Plan Administrator disbursed $141,135 to the Claimant to settle the aforementioned claim. No amount of the disbursement was recognized in the 1995 statement of operations as the Company recorded a reserve of $500,000 in 1994 to recognize the liability for additional benefits due to Plan participants as determined based on the application of the Court's decision regarding the method of computing benefits to affected Plan participants. The 1994 funded status as per the preceding table omitted the obligation for the additional liability pending the Court's final ruling. The 1995 funded status includes the obligation for the additional benefits due the remaining effected Plan benefits based on the application of the Court's final ruling. Management believes appropriate liabilities, as reflected in the 1995 funded status have been established to recognize the application of the Court's decision and expects to incur no further expense for this situation.

The Company sponsors a profit sharing 401(k) savings plan to which eligible employees are permitted to contribute up to fifteen percent of their salary to the plan each year. The plan provides for matching contributions of the Company equal to 50% of employee contributions up to the first 6% of compensation. The Company may, at its discretion, make profit sharing contributions to the plan. Plan participants are fully and immediately vested in Company matching contributions and fully vested in Company profit sharing contributions after 5 years of service. Company matching contributions for the years ended December 31, 1995, 1994 and 1993 amounted to $67,000, $49,000 and $52,000, respectively.

NOTES TO CONSOLIDATED              American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

Note S-PARENT COMPANY CONDENSED FINANCIAL INFORMATION
AMERICAN BANCORPORATION (Parent Company Only)
BALANCE SHEET
December 31, 1995 and 1994              1995            1994
ASSETS
 Cash and short-term investments .  $ 1,528,487     $ 1,090,778
 Due from subsidiaries . . . . .         56,428         107,255
  Investment in subsidiaries
  Banking. . . . . . . . . . . . .   26,732,262      25,508,021
  Non-banking. . . . . . . . . .      1,191,487       1,762,945
                                     27,923,749      27,270,966
 Premises and equipment - net. .         19,483          15,619
 Other assets. . . . . . . . . .        152,855         159,118
   Total Assets. . . . . . . . . . .$29,681,002     $28,643,736
 LIABILITIES
  Due to subsidiaries. . . . . .    $   339,251     $   190,439
  Other liabilities. . . . . . .        329,329         260,278
  Notes payable  . . . . . . . .      1,000,000       2,000,000
    Total Liabilities. . . . . .      1,668,580       2,450,717
 STOCKHOLDERS' EQUITY. . . . . . .   28,012,422      26,193,019
   Total Liabilities and
     Stockholders' Equity . . . . . $29,681,002     $28,643,736


STATEMENT OF OPERATIONS (Parent Company)
Years ended December 31, 1995, 1994 and 1993

                                         1995        1994        1993
INCOME
 Dividends from banking subsidiaries  $2,000,000  $       -   $  470,925
 Reimbursement from subsidiaries .       357,984     354,000     327,250
 Interest income . . . . . . . . .        25,028      40,481      48,038
 Other income  . . . . . . . .               443         326         505
   Total income. . . . . . . . . .     2,383,455     394,807     846,718
EXPENSE
Interest expense . . . . . . . . .        96,363      13,059           -
Other expenses . . . . . . . . . .       589,176     682,508     577,218
   Total expense . . . . . . . . .       685,539     695,567     577,218
                                       1,697,916    (300,760)    269,500
 Credit for income taxes . . . . .       (86,863)    (81,443)    (52,661)
                                       1,784,779    (219,317)    322,161
  Equity in undistributed net income
        of subsidiaries. . . . . .     1,267,388   1,915,636   1,448,290
NET INCOME . . . . . . . . . . . . .  $3,052,167  $1,696,319  $1,770,451


NOTES TO CONSOLIDATED              American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1995, 1994 and 1993

STATEMENT OF CASH FLOWS (Parent Company)
Years ended December 31, 1995, 1994 and 1993
                                           1995          1994        1993
Operating Activities:
  Net income. . . . . . . . . . . . . . .$3,052,167   $1,696,319   $1,770,451
  Adjustments to reconcile net income to
     net cash from operating activities:
  Depreciation and amortization. . .         51,803       52,305       53,263
    Equity in undistributed net income
     of subsidiaries after dividends . . (1,267,388)  (1,915,636)  (1,448,290)
    Net  decrease in due from
      subsidiaries . . .                     50,827      (69,219)      (1,379)
    Net change in other assets
      and other liabilities.. . . .         106,762       24,874     (127,420)
        Net cash provided (used) by
          operating activities . . .      1,994,171     (211,357)     246,625
  Investing Activities:
    Purchase of premises and equipment      (10,439)      (4,266)           -
    Net change in investment
      in subsidiaries . . .                 432,000   (2,570,000)    (195,000)
        Net cash provided (used) by
          investing activities.. .          421,561   (2,574,266)    (195,000)
 Financing Activities:
    Cash dividends paid. . . . . . . . .   (978,023)    (753,306)    (753,306)
    Proceeds from stockholder
      rights offering                             -      839,236            -
    Net increase (decrease) in
      notes payable . . .                (1,000,000)   2,000,000            -
        Net cash provided by
          (applied to) financing
           activities. . . . .           (1,978,023)   2,085,930     (753,306)
  Net increase (decrease) in
    Cash and Cash Equivalents . . .         437,709     (699,693)    (701,681)

  Cash and Cash Equivalents
    Beginning Balance. . .                1,090,778    1,790,471    2,492,152
  Cash and Cash Equivalents
    Ending Balance                       $1,528,487   $1,090,778   $1,790,471

Cash paid during the year for:
   Interest. . . . . . . . . . . . . . . $   96,363   $   13,059   $        -

The Parent Company paid no income taxes during 1995, 1994 or 1993.

NOTES TO CONSOLIDATED              American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993


Note T-SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarters Ended                     (In thousands, except per share)

                                 Mar 31  June 30  Sept 30   Dec 31    Year
1995
Interest income. . . . . . . . .$ 6,425  $ 6,679  $ 6,660  $ 6,732  $ 26,496
Interest expense . . . . . . . .  2,621    2,801    2,855    2,894    11,171
 Net interest income . . . . . .  3,804    3,878    3,805    3,838    15,325
Provision for loan losses. . . .     45       45       15        -       105
 Net interest income after
  provision for loan losses. . .  3,759    3,833    3,790    3,838    15,220
Other operating income . . . . .    381      420      441      438     1,680
Other operating expense. . . . .  3,082    3,052    2,925    3,031    12,090
 Income before income taxes. . . .1,058    1,201    1,306    1,245     4,810
  Provision for income taxes . .    388      439      478      453     1,758
   Net income. . . . . . . . . .$   670  $   762  $   828  $   792  $  3,052

Per common share
    Net income . . . . . . . . .$  0.43  $  0.49  $  0.53  $  0.50  $   1.95


1994
Interest income. . . . . . . . .$ 4,732  $ 4,800  $ 5,126  $ 5,477  $ 20,135
Interest expense . . . . . . . .  1,718    1,685    1,778    2,008     7,189
 Net interest income . . . . . .  3,014    3,115    3,348    3,469    12,946
Provision for loan losses. . . .     80       45       45       45       215
 Net interest income after
  provision for loan losses. . .  2,934    3,070    3,303    3,424    12,731
Other operating income . . . . .    256      238      251      317     1,062
Other operating expense. . . . .  2,535    2,507    2,658    3,515    11,215
 Income before income taxes. . .    655      801      896      226     2,578
  Provision (credit)
    for income taxes. .             243      300      344       (5)      882
   Net income. . . . . . . . .  $   412  $   501  $   552  $   231  $  1,696

Per common share
    Net income . . . . . . . .  $  0.27  $  0.33  $  0.37  $  0.16  $   1.13



KPMG Peat Marwick LLP
Certified Public Accountants

One Mellon Bank Center     Telephone 412 391 9710           Telefax 412 391 8963
Pittsburgh, PA 15219       Telex 7106642199 PMM & CO PGH


                          Independent Auditors' Report

To the Board of Directors and Shareholders of American Bancorporation:

We have audited the accompanying consolidated balance sheets of American Bancorporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bancorporation and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note A to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.


Pittsburgh, Pennsylvania
March 26, 1996


Member Firm of
Klynveld Peat Marwick Goerdeler

American Bancorporation and Subsidiaries
Five Year Selected Financial Data
($ in thousands, except per share data)

Consolidated Statement of Operations

For the years ended                         1995       1994       1993       1992       1991
Interest income
 Interest and fees on loans. . .          $ 21,929   $ 14,902   $ 14,590   $ 16,903   $ 20,893
 Interest on securities. . . .               4,197      4,721      5,513      6,034      5,518
 Interest on other short-term investments. .   370        512        467        578      1,090
                                            26,496     20,135     20,570     23,515     27,501
 Interest expense
 Interest on deposits and borrowed funds    11,171      7,189      8,009     11,370     15,307
     Net interest income . . . .            15,325     12,946     12,561     12,145     12,194
Provision for loan losses. . .                 105        215        844      3,159      2,250
     Net interest income
      after provision for loan losses. .    15,220     12,731     11,717      8,986      9,944
Service charges and other income . . .       1,680      1,062      1,449      1,124        842
Other expenses
 Salaries and employee benefits              5,319      4,933      4,428      4,368      3,887
 Other operating expenses. . .               6,771      6,282      5,969      6,452      6,022
                                            12,090     11,215     10,397     10,820      9,909
Income (loss) before income taxes. . .       4,810      2,578      2,769       (710)       877
 Provision (credit) for income taxes .       1,758        882        999       (269)       528
     Net income (loss) . . . .            $  3,052   $  1,696   $  1,770   $   (441)  $    349
Per common share*:
     Net income (loss) . . . .            $   1.95   $   1.13   $   1.18   $  (0.29)  $   0.23
     Cash dividends. . . . . .            $   0.70   $   0.50   $   0.50   $   0.50   $   0.50
Average common shares outstanding (000's). . 1,565      1,507      1,507      1,507      1,507
Consolidated Balance Sheet Data
Balance at year end
 Total Assets. . . . . . . . . .          $353,995   $338,116   $276,390   $288,962   $294,176
 Earning Assets. . . . . . . . .           330,136    314,463    256,967    266,748    269,939
 Loans, net of unearned income .           250,372    228,866    150,523    158,978    176,965
 Deposits. . . . . . . . . . . .           292,665    292,341    248,040    261,001    262,264
 Notes payable and other long-term debt. . . 1,047      2,000          -          -      1,200
 Stockholders' equity. . . . .              28,012     26,193     24,158     23,141     24,336
Average Balances for years ended
 Total Assets. . . . . . . . . .           348,655    284,845    278,669    293,383    293,937
 Earning Assets. . . . . . . . .           323,750    263,178    257,455    270,008    270,401
 Loans, net of unearned income .           243,043    164,405    153,277    165,024    182,636
 Deposits. . . . . . . . . . . .           293,415    252,916    250,504    262,957    262,215
 Long-term debt. . . . . . . .               1,091        167          -        800      1,200
 Stockholders' equity. . . . .              27,248     25,188     23,778     24,127     24,524
Consolidated Financial Ratios (as a Percent)
 Net income to average assets                 0.88%      0.60%      0.64%      N/A        0.12%
 Net income to average equity.               11.20       6.73       7.44       N/A        1.42
 Dividends to net income . . .               35.89      44.84      42.57       N/A      215.90
 Average equity to average assets. .          7.82       8.84        8.53      8.22       8.34
 Average debt to average equity. . .          4.00       0.66        0.00      3.32       4.89

<F1>
*(Per share data has been retroactively restated for a two for one stock split which became effective March 16, 1994.)

Average Balances, Income and Expense, Yields and Rates

($ in thousands)                            1995                         1994                       1993
                                    Average  Revenue/  Yield/   Average   Revenue/  Yield/  Average  Revenue/  Yield/
                                    Balance   Expense   Rate     Balance   Expense   Rate   Balance   Expense   Rate
INTEREST EARNING ASSETS
 Loans
  Commercial . . . . . .           $ 59,497   $ 5,839    9.81%  $ 48,161  $ 4,052   8.41%   $ 44,827   $ 3,531   7.88%
  Real estate. . . . . .            127,107    10,457    8.23     64,114    5,416   8.45      50,956     4,764   9.35
  Installment-net. . .               56,439     5,215    9.24     52,130    4,880   9.36      57,494     5,937  10.33
  Fees . . . . . .                        -       418       -          -      554      -           -       358      -
   Total loans . . . . .            243,043    21,929    9.02    164,405   14,902   9.06     153,277    14,590   9.52
Investment securities
  Taxable. . . . . . .               73,644     4,052    5.50     85,509    4,558   5.33      87,918     5,301   6.03
  Tax-exempt . . . . .                1,979       145    7.29      2,246      163   7.26       2,603       212   8.16
   Total investment securities .     75,623     4,197    5.55     87,755    4,721   5.38      90,521     5,513   6.09
 Other short-term investments         5,084       370    7.28     11,018      512   4.64      13,657       467   3.42
   Total earning assets.            323,750    26,496    8.18    263,178   20,135   7.65     257,455    20,570   7.99
Non-interest Earning Assets
 Cash and due from banks . .         10,823                       11,024                      10,050
 Premises and equipment - net. .      8,752                        7,992                       7,989
Other assets . . . . .                5,330                        2,651                       3,175
                                     24,905                       21,667                      21,214
     TOTAL ASSETS. . . . .         $348,655                     $284,845                    $278,669
INTEREST BEARING LIABILITIES
  Deposits
   NOW, Savings and MMDA .         $130,741   $ 3,491    2.67%  $127,626  $ 3,277   2.57%   $125,950   $ 3,684   2.92%
   Time. . . . . . . . .            130,742     6,307    4.82     96,392    3,753   3.89     100,270     4,261   4.25
     Total deposits. . .            261,483     9,798    3.75    224,018    7,030   3.14     226,220     7,945   3.51
  Short-term borrowings.             21,736     1,275    5.87      3,942      146   3.69       1,948        64   3.27
 Notes payable and
    other long-term debt              1,091        98    8.97        167       13   7.84           -         -
 Total interest
    bearing liabilities.            284,310    11,171    3.93    228,127    7,189   3.15     228,168     8,009   3.51
Non-interest bearing
   Demand non-interest bearing       31,932                       28,898                      24,284
   Other liabilities .                5,165                        2,632                       2,439
                                     37,097                       31,530                      26,723
 Stockholders' Equity. .             27,248                       25,188                      23,778
    TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY . . .   $348,655                     $284,845                    $278,669
     Net interest income                      $15,325                     $12,946                      $12,561

      Interest rate spread .                             4.25%                      4.50%                        4.48%

MARGIN ANALYSIS
 (as a % of Earning Assets)
 Interest income                                         8.18%                      7.65%                        7.99%
 Interest expense.                                       3.45                       2.73                         3.11
 Net interest income . .                                 4.73%                      4.92%                        4.88%

<F1>
Averages stated are month end average balances. Installment loans are stated net of unearned income. Average loans include nonaccrual loans. Yields do not reflect tax equivalent adjustments.

MANAGEMENT'S DISCUSSION AND         American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
December 31, 1995, 1994 and 1993

Introduction
The discussion and analysis, when read in conjunction with the consolidated financial statements and accompanying notes, is designed to provide information relevant to an assessment of financialperformance and management's perception of significant events.

Summary
American Bancorporation recognized net income of $3,052,000 ($1.95 per share) in 1995, compared to net income of $1,696,000 ($1.13 per share) in 1994.

The increase was the result of increases in net interest income and other income and a decrease in the provision for loan losses which were partially offset by an increase in other expenses.

At year end, the Company's assets totalled $353,995,000. Deposits totalled $292,665,000 at year end. Stockholders equity aggregated $28,012,000.

On December 8, 1994 the Company, through its subsidiaries CNB and AMI, acquired certain assets and assumed certain liabilities of Buckeye Savings Bank, a wholly owned subsidiary of Crown Bank, F.S.B., headquartered in Casselberry, Florida. (See Note B "Branch Acquisition").

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1995, 1994 and 1993

                            RESULTS OF OPERATIONS
The discussion and analysis of the results of operations is focused on the three years ended December 31, 1995 and uses a format of consecutive year comparisons. Volume and rate variances contributing to change in net interest income are analyzed using adjusted month end average balances. Tax equivalency is not imputed in the calculation of yields.

($ in thousands)
Years ended December 31                                                      Change
                                1995      1994      1993        1995 - 1994          1994 - 1993
                                                              Amount     %         Amount    %

Interest income. . . . . .    $ 26,496  $ 20,135  $ 20,570   $  6,361   31.59%
Interest expense . . . .        11,171     7,189     8,009      3,982   55.39       (820)   (10.24)
 Net interest income . .        15,325    12,946    12,561      2,379   18.38        385      3.06
Provision for loan losses. . .     105       215       844       (110) (51.16)      (629)   (74.54)
 Net interest income after
  provision for loan losses. . .15,220    12,731    11,717      2,489   19.55      1,014      8.65
Other operating income .         1,680     1,062     1,449        618   58.24       (387)   (26.72)
Other operating expense. .      12,090    11,215    10,397        875    7.81        818      7.87
 Income before income taxes. .$  4,810  $  2,578  $  2,769    $ 2,232   86.58%    $ (191)    (6.92)%
Average Volume
 Earning Assets. . . . . . .  $323,750  $263,178  $257,455    $60,572   23.02%    $5,723      2.22%
 Interest Bearing Liabilities. 284,310   228,127   228,168     56,183   24.63        (41)    (0.02)

Yield/Rate
 Earning Assets. . . .            8.18%     7.65%     7.99%
 Interest Bearing Liabilities.    3.93      3.15      3.51
 Spread. . . . . . . .            4.25      4.50      4.48
 Net Interest Margins.            4.73%     4.92%     4.88%

MANAGEMENT'S DISCUSSION AND         American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1995, 1994 and 1993

VOLUME AND RATE VARIANCES
                                        1995 - 1994                      1994 - 1993
                                 Increase/ (decrease) due to      Increase/ (decrease) due to
($ in thousands)                 Volume      Rate      Net        Volume      Rate      Net
Interest Income
 Loans . . . . . . . . . .      $ 7,096    $   (69)  $ 7,027       $ 1,029   $  (717)  $  312
 Investment securities
  Taxable. . . . . . . .           (649)       143      (506)         (142)     (601)    (743)
  Tax-exempt . . . . . .            (19)         1       (18)          (27)      (22)     (49)
 Other short-term investments.     (352)       210      (142)         (101)      146       45
   Total interest income .        6,076        285     6,361           759    (1,194)    (435)

Interest Expense
  NOW, Savings and MMDA. . .         81        133       214            48      (455)    (407)
  Time . . . . . . . . .          1,529      1,024     2,553          (161)     (347)    (508)
   Total interest expense         2,692      1,290     3,982           (27)     (793)    (820)

  Net Interest Income. . .      $ 3,384    $(1,005)  $ 2,379       $   786   $  (401)  $  385

<F1>
The rate-volume variance has been allocated in proportion to the absolute value attributed to each change.

                                   Year ended December 31, 1995
                             Compared to Year Ended December 31, 1994

Net Income. Net income for the year ended December 31, 1995 amounted to $3,052,000, compared to net income of $1,696,000 for the year ended December 31, 1994. The increase was the result of increases in net interest income and other income and a decrease in the provision for loan losses which were partially offset by an increase in other expenses.

Net Interest Income. Net interest income before provision for loan losses for the year ended December 31, 1995 amounted to $15,325,000, an increase of $2,379,000 or 18.4%, as compared to the year ended December 31, 1994. The increase resulted primarily from a $60,572,000 or 23.0% increase in average interest earning assets, which was partially offset by a 19 basis point decrease in the Company's margin. The increase in average interest earning assets was primarily the result of assets acquired from Buckeye.

Interest Income. Total interest income for the year ended December 31, 1995 amounted to $26,496,000, an increase of $6,361,000 or 31.6% as compared to the year ended December 31, 1994. The increase resulted primarily from a $60,572,000 increase in the average volume of earning assets and a 53 basis point increase in the average yield on earning assets. Average loans outstanding increased $78,638,000 or 47.8% with average real estate loans increasing $62,993,000 or 98.3%, average commercial loans increasing $11,336,000 or 23.5% and average consumer installment loans increased $4,309,000 or 8.3%. The average yield on loans decreased from 9.06% in 1994 to 9.02% in 1995. Average investment securities and other short-term investments outstanding decreased $18,066,000 or 18.3% while the average yield increased from 5.30% in 1994 to 5.66% in 1995.

Interest Expense. Total interest expense for the year ended December 31, 1995 amounted to $11,171,000, an increase of $3,982,000 or 55.4%, as compared to the year ended December 31, 1994. The increase resulted primarily from a $56,183,000 or 24.6% increase in the average volume of interest bearing liabilities and a 78 basis point increase in interest rates paid on such liabilities. The increase in average interest bearing liabilities was primarily the result of liabilities acquired from Buckeye. Average NOW, money market and savings accounts increased $3,116,000 or 2.4%. Average time deposits increased $34,350,000 or 35.6%. Average non-interest bearing accounts increased $3,034,000 or 10.5% and represented 10.9% of average total deposits for the year ended December 31, 1995.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1995 was $105,000, compared to $215,000 for the year ended December 31, 1994. Net loans recovered were $12,000 in 1995, compared to net loans charged-off of $433,000 in 1994.

Other Income. Other income for the year ended December 31, 1995 amounted to $1,680,000, an increase of $618,000 or 58.2%, as compared to the year ended December 31, 1994. Net gains on sale of investment securities totalled $3,000 in 1995 and 1994. Other (miscellaneous) income increased by $618,000, primarily due to increases in customer service fees and fees from mortgage loan servicing.

Other Expense. Total other expense for the year ended December 31, 1995 amounted to $12,091,000, an increase of $876,000 or 7.8%, as compared to the year ended December 31, 1994. Salaries and employee benefits increased $387,000, or 7.8%. Occupancy and equipment expense increased $240,000 or 12.8%. Other (miscellaneous) expenses increased $249,000 or 5.7%.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 1995 was $1,758,000, compared to $882,000 for the year ended 1994. The increase was due to the increase in the Company's pre-tax income.


MANAGEMENT'S DISCUSSION AND       American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1995, 1994 and 1993



                         Year ended December 31, 1994
                   Compared to Year Ended December 31, 1993

Net Income. Net income for the year ended December 31, 1994 amounted to $1,696,000, compared to net income of $1,770,000 for the year ended December 31, 1993. The decrease was the result of an increase in other expenses, primarily due to a reserve established for probable pension expense (See Note R "Pension Plan and Profit Sharing 401(k) Savings Plan"), and a decrease in other income which were partially offset by a decrease in the provision for loan losses and an increase in net interest income.

Net Interest Income. Net interest income before provision for loan losses for the year ended December 31, 1994 amounted to $12,946,000, an increase of $385,000 or 3.1%, as compared to the year ended December 31, 1993. The increase resulted primarily from a $5,723,000 increase in average interest earning assets.

Interest Income. Total interest income for the year ended December 31, 1994 amounted to $20,135,000, a decrease of $435,000 or 2.2% as compared to the year ended December 31, 1993. The decrease resulted primarily from a 34 basis point decline in the average yield on earning assets, which was partially offset by a $5,723,000 increase in the average volume of earning assets. Average loans outstanding increased $11,128,000 or 7.3% with average real estate loans increasing $13,158,000 or 25.8% and average commercial loans increasing $3,334,000 or 7.4%, while average consumer installment loans decreased $5,364,000 or 9.3%, The average yield on loans decreased from 9.52% in 1993 to 9.06% in 1994. Average investment securities and other short-term investments outstanding decreased $5,405,000 or 5.2%, and the average yield decreased from 5.74% in 1993 to 5.30% in 1994.

Interest Expense. Total interest expense for the year ended December 31, 1994 amounted to $7,189,000, a decrease of $820,000 or 10.2%, as compared to the year ended December 31, 1993. The decrease resulted primarily from a 36 basis point decline in interest rates paid on interest bearing liabilities. Average NOW, money market and savings accounts increased $1,676,000 or 1.3%. Average time deposits decreased $3,878,000 or 3.9%. Average non-interest bearing accounts increased $4,614,000 or 19.0% and represented 11.4% of average total deposits for the year ended December 31, 1994.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1994 was $215,000, compared to $844,000 for the year ended December 31, 1993. Net charged-off loans were $433,000 in 1994, compared to $982,000 in 1993, a decrease of 55.9%. Net installment loans charged-off decreased $466,000 and net real estate loans charged-off decreased $123,000 while commercial loans charged-off increased $41,000.

MANAGEMENT'S DISCUSSION AND       American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1995, 1994 and 1993

Other Income. Other income for the year ended December 31, 1994 amounted to $1,062,000, a decrease of $387,000 or 26.7%, as compared to the year ended December 31, 1993. Net gains on sale of investment securities totalled $3,000 in 1994, compared to $219,000 in 1993. Other (miscellaneous) income declined by $132,000, primarily due to gains on sale of assets recorded in 1993.

Other Expense. Total other expense for the year ended December 31, 1994 amounted to $11,215,000, an increase of $818,000 or 7.9%, as compared to the year ended December 31, 1993. Salaries and employee benefits increased $505,000, or 11.4%, primarily due to the establishment of a $500,000 reserve for probable pension costs as previously discussed (See Note R "Pension Plan and Profit Sharing 401(k) Plan"). Occupancy and equipment expense increased $56,000 or 3.1%. Other (miscellaneous) expenses increased $258,000 or 6.2%.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 1994 was $882,000, compared to $999,000 for the year ended 1993. The decrease was due to the decrease in the Company's pre-tax income.

MANAGEMENT'S DISCUSSION AND       American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1995, 1994 and 1993
FINANCIAL CONDITION

Loans
The Company's primary earning assets are loans, representing 70.7% of the total assets at December 31, 1995. Loans increased $21,506,000 or 9.4% between 1994 and 1995 primarily due to improved demand in the commercial and real estate lending segments of the portfolio. Loans increased $78,343,000 or 52.0% between 1993 and 1994, primarily due to loans acquired from Buckeye. At December 31, 1995 there were no concentrations of loans in any particular industry or in a group of related industries exceeding 10% of total loans.

It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making the loan. The type of collateral will vary and ranges from liquid assets to real estate. Commercial business loans are made based on the financial ability of the borrower to repay the obligation and the appraised value of assets used as collateral. Real estate construction loans are made with loan-to-value ratios generally below 75%. Real estate mortgage loans are made with loan-to-value ratios generally below 80% of the appraised value. The real estate is appraised at the time the loan is originated and is reappraised if the loan is placed on a classified status. All consumer installment loan requests are evaluated to determine the prospective borrowers ability and willingness to repay the obligation and their stability as a borrower. Ability to repay is determined by comparing an applicant's monthly debt payment including the proposed loan payment with net monthly income. The resulting debt service to income ratio generally must be below 40%. In addition, for consumer installment loans which require collateral, the Company will make advances up to 90% of the value on certain types of collateral.
The table below sets forth loans by category at December 31, 1991 through 1995.

TYPES OF LOANS
($ in thousands)                1995      1994      1993      1992      1991
Commercial . . . . . . . .   $ 63,082  $ 51,818  $ 42,488  $ 44,697  $ 53,658
Real estate construction . . .  1,869     1,112     1,751     1,795     1,741
Real estate mortgage . .      128,709   119,629    53,417    49,524    50,186
Installment. . . . . . .       56,712    56,307    52,867    62,962    71,380
                             $250,372  $228,866  $150,523  $158,978  $176,965

Scheduled repayment and rate sensitivity of commercial loans and real estate construction loans is indicated as follows at December 31, 1995:

($ in thousands)          One Year    One to        Over
                           or Less   Five Years   Five Years    Total
Commercial . . . . . . .   $48,757    $ 4,020      $10,305    $ 63,082
Real estate construction . . 1,402        467            -       1,869
 Total . . . . . . . . .   $50,159    $ 4,487      $10,305    $ 64,951

For the commercial and real estate construction loans due after one year, $10,292,000 have a predetermined interest rate and $4,500,000 have a floating or adjustable interest rate.

MANAGEMENT'S DISCUSSION AND         American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1995, 1994 and 1993

Asset Quality
The following presents loans considered nonperforming and consequently detracting from asset quality:


NONPERFORMING ASSETS
($ in thousands)
                                   1995    1994     1993    1992    1991
Nonperforming loans
 Nonaccrual. . . . . . . . . .    $  790   $1,214   $2,188  $4,058  $2,775
 90 days past due. . . . . . .       609      766      601     886   4,107
 Restructured. . . . . . . . .       666      610      709     509     311
    Total nonperforming loans. .  $2,065   $2,590   $3,498  $5,453  $7,193
Other nonperforming assets
 Other real estate owned . . .       575      682      699   1,049   1,540
    Total nonperforming assets .  $2,640   $3,272   $4,197  $6,502  $8,733

 Nonperforming loans as
   a percent of loans .              0.8%     1.1%     2.3%    3.4%    4.1%
 Nonperforming assets
      as a percent of total assets . 0.7%     1.0%     1.5%    2.3%    3.0%


The nonaccrual category represents loans on which interest recognition has been suspended until realized because the borrower's ability to repay principal or interest is in doubt. For loans not primarily secured by real estate or in the process of collection, the Company discontinues accrual when a loan is 90 days past due. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Although nominally performing, nonaccrual treatment may also be accorded on loans when information becomes available which suggests that more than normal risk of collection exists. Restructured loans are loans, the terms of which have been altered, to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Past due loans are loans contractually past due 90 days or more and not included elsewhere.

Total nonperforming loans were $2,065,000 at December 31, 1995, as compared to $2,590,000 at December 31, 1994. Nonaccrual loans, restructured loans and loans 90 days past due, decreased by $525,000, $974,000 and $157,000,
respectively.   The largest recovered loan at December 31, 1995 was $140,000.
Of the $575,000 total other real estate owned, $570,000 represents former banking facilities.

MANAGEMENT'S DISCUSSION AND         American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1995, 1994 and 1993

Allowance for Loan Losses
The Company's loan loss experience for the five years ended December 31, 1995 is summarized as follows:

SUMMARY OF LOAN LOSS EXPERIENCE
($ in thousands)                        1995      1994       1993        1992      1991
Balance at beginning of year . .     $  3,737   $  3,544   $  3,681    $  2,463  $  1,850
 Allowance acquired in loan
   purchase (See Note B) . .                -        411          -           -         -
 Provision for loan losses . .            105        215        844       3,159     2,250
 Loans charged-off
  Commercial . . . . . . . . .             63        205        110         798       328
  Real estate mortgage . . . .             21        141        283         288       336
  Installment. . . . . . . . .            279        491        941       1,093     1,217
   Total loans charged-off . .            363        837      1,334       2,179     1,881
 Loans recovered
  Commercial . . . . . . . . .            101         93         39          43         5
  Real estate mortgage . . . .            108         25         44          12        27
  Installment. . . . . . . . .            166        286        270         183       212
   Total loans recovered . . .            375        404        353         238       244
    Net loans charged-off (recovered).    (12)       433        981       1,941     1,637
Balance at end of year . . . . .     $  3,854   $  3,737   $  3,544    $  3,681  $  2,463

Loans outstanding at December 31,.   $250,372   $228,866   $150,523    $158,978  $176,965
Average loans for the year ended .    243,043    164,405    153,277     165,024   182,636
Ratio of net charge-offs
   to average loans. . .                 0.00%      0.26%      0.64%      1.18%      0.90%
Ratio of allowance to loans outstanding  1.54%      1.63%      2.35%      2.32%      1.39%
Ratio of provision to average loans. .   0.04%      0.13%      0.55%      1.91%      1.23%


The allowance for loan losses was equal to 1.54% of loans outstanding at year end 1995 and in management's judgment is adequate to absorb potential loan losses. While management's on-going analysis includes, among other factors, the financial position of particular borrowers, results of internal loan reviews, past due loans and the Company's historical loss experience, future additions to the allowance may be necessary based on changes in economic conditions. In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

MANAGEMENT'S DISCUSSION AND          American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1995, 1994 and 1993

Securities
The following table summarizes the carrying value and weighted average yield of securities by type and maturity range at December 31, 1995:
                                                           After                After
                                                          One Year            Five Years
                                         Within          But Within           But Within           After
                                       One Year           Five Years          Ten  Years        Ten Years          Total
                                    Amount     Yield   Amount    Yield     Amount   Yield    Amount   Yield    Amount   Yield
Securities Available for Sale
U.S. Treasury Securities .          $ 8,913    5.07%   $ 9,457    5.16%   $     -      -%    $     -       -%  $18,370   5.12%
Federal agency obligations . . .      2,056    5.54     10,675    5.67     14,926   5.63      14,679    5.49    42,336   5.58
State and Municipal securities          391    8.65        414    6.24        948   9.78         405    8.28     2,158   8.56
Other. . . . . .                          5    5.50          5    5.50          -      -       5,141    5.61     5,151   5.61
   Total Carrying Value. .          $11,365    5.28%   $20,551    5.45%   $15,874   5.88%    $20,225    5.58%  $68,015   5.55%



The after ten year range of Federal agency obligations represents holdings of certificates of participation in pools of residential mortgages. Principal repayment prior to maturity has not been reflected. The after ten year range of equity securities includes securities with no stated maturity. Yields do not reflect tax equivalent adjustments.

Deposits
Summarized below are average deposit balances by type for the years ended
December 31, 1995, 1994 and 1993. Also presented is the maturity distribution of time deposits in excess of $100,000 at each year end.


AVERAGE DEPOSITS                     1995                   1994                  1993
($ in thousands)              Amount     %    Rate     Amount     %    Rate   Amount     %     Rate
Demand noninterest bearing $ 31,932   10.9%     -%  $ 28,898   11.4%     -% $ 24,284   9.7%      -%
Interest bearing deposits
 NOW Accounts. . . . .        26,409    9.0   2.34     24,849    9.8   2.36    24,791   9.9    2.68
 MMDA and savings accounts   104,332   35.6   2.75    102,777   40.7   2.62   101,159  40.4    2.98
 Time  . . . . . . . .       130,742   44.5   4.82     96,392   38.1   3.89   100,270  40.0    4.25
                             261,483   89.1   3.75    224,018   88.6   3.14   226,220  90.3    3.51
Total. . . . . . . . .      $293,415  100.0%  3.34%  $252,916  100.0%  2.78% $250,504 100.0%   3.17%

MATURITY OF TIME DEPOSITS OVER $100,000     1995     1994      1993
($ in thousands)
Within three months. . . . . . . .        $ 2,814  $ 2,844   $ 1,943
Three to six months. . . . . . . .          5,745    3,586     2,892
Six months to one year . . . . . .          5,625    3,461     2,320
After one year . . . . . . . . .            4,053    4,211     1,871
 Total . . . . . . . . . . . . . .        $18,237  $14,102   $ 9,026



MANAGEMENT'S DISCUSSION AND         American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1995, 1994 and 1993

Capital

Capital resources represent funds obtained externally through issuance of securities and internally through the retention of earnings. Federal regulatory authorities define core ("Tier 1") capital to include common stockholders' equity and non-cumulative perpetual preferred stock, less certain intangible assets. Supplementary ("Tier 2") capital includes core capital, allowance for loan losses, perpetual preferred stock and qualifying notes and debentures. Capital adequacy is determined after consideration of a range of factors including organizational size, asset quality, consistency of earnings, risk diversification, management expertise and internal controls.

Banking organizations are required to meet capital adequacy guidelines established by federal regulators. The Company and the Banks are subject to a risk-based capital framework and a minimum leverage ratio. The regulatory minimum risk-based capital ratio is 8.0% (of which at least 4.0% should be a core component consisting of common stockholders' equity). In addition, the Company and the Banks must meet a leverage capital ratio of 3.0% Tier 1 capital to adjusted total assets. The percentages established are minimums and most banks are required to maintain ratios at levels 100 to 200 basis points above the minimum and under certain circumstances may be required by federal regulators to maintain ratios at higher levels.

At December 31, 1995 the Company's total risk-based capital ratio was 12.9% and its Tier 1 risk-based capital ratio was 11.6%, while total risk-based capital ratios for WNB and CNB were 13.6% and 10.9%, respectively, with Tier 1 risk-based capital ratios of 12.3% and 9.6%, respectively. At December 31, 1995 the Company's leverage capital ratio was 7.4%, while the leverage capital ratios for WNB and CNB were 7.9% and 6.1%, respectively.

Liquidity

In banking, liquidity refers to the ability of an institution to procure or generate cash in order to fund operations, satisfy commitments, provide credit to customers and withstand contraction of deposits during varying economic conditions without disruption of service capabilities.

Liquidity depends upon confidence of customers and financial intermediaries and confidence is engendered by financial strength as demonstrated by profitability, asset quality and capitalization. The primary source of funds are deposits and to a lesser extent, amortization and prepayment of outstanding loans, maturing investment securities and borrowings from the FHLB of Pittsburgh and Cincinnati. At December 31, 1995, money market assets and investment securities maturing in one year or less totalled $22.8 million. Short-term borrowings outstanding at December 31, 1995 totalled $27.5 million and certificates of deposit in excess of $100,000, which mature within one year or less, totalled $14.2 million or 4.8% of total deposits.

MANAGEMENT'S DISCUSSION AND        American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1995, 1994 and 1993


At December 31, 1995, the Parent Company had outstanding debt totalling $1,000,000 and had $1.5 million in liquid assets. Dividends declared by the Company and funds to support parent company operations may be substantially provided from subsidiary bank dividends. Various legal restrictions limit the ability of a bank subsidiary to finance or otherwise supply funds to its parent or certain of its affiliates (See Note N "Dividend Restrictions" to the consolidated financial statements). Management believes that liquidity in banking and nonbanking operations is sufficient.

Asset/Liability Management (Interest Rate Sensitivity)

The objective of asset/liability management is to insulate an institution's rate spread from changes in interest rates and thus enable the institution to maintain satisfactory levels of net interest income in both rising and falling interest rate environments. In order to meet this objective, the Company actively monitors the maturity or repricing relationship between its interest earning assets and interest bearing liabilities and endeavors to control the difference between such assets and liabilities maturing or repricing within one year to less than ten percent of its total assets.

The difference between rate sensitive assets and rate sensitive liabilities that mature or reprice within a given time period is referred to as the interest rate sensitivity gap. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This mismatch generally will enhance earnings in a rising interest rate environment and inhibit earnings when rates decline. Conversely, a negative gap exists when rate sensitive liabilities exceed rate sensitive assets. In this case, a rising interest rate environment generally will inhibit earnings and declining rates generally will enhance earnings. The Company's interest rate sensitivity analysis at December 31, 1995, is presented in the table below. In evaluating the Company's exposure to interest rate risk certain shortcomings inherent in this method of analysis must be considered. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to change in market interest rates. Interest bearing demand deposits and savings deposits are presented as repricing within the earliest period as they are subject to immediate withdrawal and rate change. However, these types of deposits have historically shown relatively stable balances and rates have generally changed in lesser degrees than other interest earning assets and interest bearing liabilities.

MANAGEMENT'S DISCUSSION AND           American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1995, 1994 and 1993



                                                    Days                                    Total
INTEREST RATE SENSITIVITY                   31         61         91      181       One Year     Over
($ in thousands)                30          60         90        180     1 Year      or Less   One Year    Total
December 31, 1995
INTEREST EARNING ASSETS
  Loans. . . . . . . . .  $ 69,709    $  8,214   $  3,763   $ 11,906    $  25,429   $ 119,021  $131,351   $250,372
  Investment securities. .     998         801      2,017      1,995        5,555      11,366    56,649     68,015
  Other short-term
    investments . .         11,469           -          -          -            -      11,469         -     11,469
   Total interest
     earning assets . .     82,176       9,015      5,780     13,901       30,984     141,856   188,000    329,856
INTEREST BEARING LIABILITIES
  Deposits
   Interest bearing demand .27,287           -          -          -            -      27,287         -     27,287
   Savings deposits. .      98,978           -          -          -            -      98,978         -     98,978
   Time deposits . . .      13,440       7,874     11,196     32,582       38,380     103,472    31,136    134,608
  Short-term borrowings     27,523           -          -          -            -      27,523         -     27,523
  Long-term debt . . .       1,000           -          -          -            -       1,000        47      1,047
Total interest bearing
   liabilities .           168,228       7,874     11,196     32,582       38,380     258,260    31,183    289,443
 Non Interest Bearing
   Sources-net. .                -           -          -          -            -           -    40,413     40,413
   Total Funding sources . 168,228       7,874     11,196     32,582       38,380     258,260    71,596    329,856

INTEREST SENSITIVITY GAP  $(86,052)   $  1,141   $ (5,416)  $ (18,681)  $  (7,396)  $(116,404) $116,404   $      -
CUMULATIVE INTEREST
       SENSITIVITY GAP . .$(86,052)   $(84,911)  $(90,327)  $(109,008)  $(116,404)  $(116,404) $      -   $      -

GAP/INTEREST EARNING ASSETS (26.09)%      0.35%     (1.64)%     (5.66)%     (2.24)%    (35.29)%   35.29%         -
CUMULATIVE GAP/INTEREST
        EARNING ASSETS . .  (26.09)     (25.74)    (27.38)     (33.05)     (35.29)     (35.29)        -          -

<F1>
At December 31, 1995, there were no outstanding financial futures, options or interest rate swap agreements.

DIRECTORS


Jack O. Cartner, President
 Motrim Inc., Cambridge, OH

Paul W. Donahie, President
 American Bancorporation, Wheeling, WV

The Honorable John J. Malik, Jr.
 Probate Court Judge, Belmont County, OH

Jay T. McCamic, Attorney at Law
 McCamic & McCamic, Wheeling, WV

Jeremy C. McCamic, Attorney at Law
 McCamic & McCamic, Wheeling, WV

Jolyon W. McCamic, Attorney at Law
 McCamic & McCamic, Wheeling, WV

Robert C. Mead, President
 American Mortgages, Inc.

John E. Wait, President
 Columbus National Bank, St. Clairsville, OH


OFFICERS
Jeremy C. McCamic, Chairman & CEO
Jolyon W. McCamic, Vice Chairman/Administration
Paul W. Donahie, President
Robert C. Mead, Chief Operating Officer
Brent E. Richmond, Executive Vice President, Secretary/Treasurer and
            Chief Financial Officer
Jeffrey A. Baran, CPA, Assistant Controller
Linda M. Woodfin, Assistant Secretary


Paul W. Donahie, President
 Wheeling National Bank
John E. Wait, President
 Columbus National Bank
Robert C. Mead, President
 American Mortgages, Inc.
Gail D. Haun, President
 American Bancdata Corporation



CORPORATE INFORMATION

Annual Meeting
The annual meeting of shareholders will be held in Wheeling, West
Virginia at the corporate offices 1025 Main Street - Suite 800   Wheeling,
West Virginia. The meeting will convene at 10:00 A.M. (E.D.S.T.) May 15, 1996. All shareholders are invited to attend.

Stock Transfer Agent
 American Bancservices, Inc.
 1025 Main Street - Suite 800
 Wheeling, WV 26003

Stock Listing
 NASDAQ Symbol: AMBC
 Shares of American Bancorporation common stock are traded on the Nasdaq Stock Market - National List.

Primary Market Makers
 Legg Mason Wood Walker, Inc.   Herzog, Heine, Geduld, Inc.
 Wheat First Securities, Inc.   Ferris Baker Watts, Inc.
 F. J. Morrissey & Co., Inc.

Form 10K
Stockholders may receive a copy of American Bancorporation's 1995 10K Annual Report as filed with the Securities and Exchange Commission upon written
request to Treasurer,   American Bancorporation, 1025 Main Street, Suite 800,
Wheeling, WV 26003.

Independent Certified Public Accountants
 KPMG Peat Marwick LLP
 Pittsburgh, PA